UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒   Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

____________________

This Form 6-K (including its exhibits) is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302, 333-142284 and 333-164656.

CONTENTS

On February 2, 2011, Attunity Ltd. (the "Company" or "Attunity") issued a press release announcing that it had entered into an Extension Agreement (the "Extension Agreement") with holders of approximately $1.5 million (out of a total $1.8 million) of the outstanding principal amount of its Convertible Notes, including Mr. Shimon Alon, the Chairman of Attunity's board of directors and its Chief Executive Officer, Mr. Ron Zuckerman, a member of Attunity's board of directors, and Mr. Itzhak (Aki) Ratner, Attunity's former Chief Executive Officer and, until recently, a member of Attunity's board of directors (the "Lenders").

Pursuant to the Extension Agreement, the maturity date was extended such that the remaining balance of the principal amount due to each holder of the Convertible Notes will become due and payable in four equal quarterly installments (each, an “Installment”) starting April 1, 2012. In consideration, the holders of the Convertible Notes received, among others, the following:

•
the interest rate of the Convertible Notes was increased from a fixed annual rate of nine percent (9%), payable in cash together with the applicable Installment, to a fixed annual rate of eleven percent (11%);

•
the 2006 Warrants held by the holders of the Convertible Notes and another person, exercisable into a total of 600,000 ordinary shares, was amended so that the expiration date was extended from (A) the later of (1) February 4, 2012 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder to (B) the later of (1) December 31, 2013 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder; and

•
the 2009 Warrants held by the Lenders (including Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman), exercisable into a total of 2,222,721 ordinary shares was amended so that the expiration date was extended from May 11, 2012 to the later of (1) December 31, 2013 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder.

The holders of Convertible Notes in the principal amount of approximately $0.3 million, who did not enter into the Extension Agreement, will continue to receive payments in accordance with the previous terms and schedule of the Convertible Notes.

The terms of the Extension Agreement were approved by Attunity' s shareholders on December 30, 2010.

Copies of the press release announcing the transaction and of the Extension Agreement are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Exhibits

99.1	Press Release, dated February 2nd, 2011: Attunity Extends Repayment of Convertible Notes.
99.2	Third Extension Agreement, effective December 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
CFO and Secretary

Date: February 2, 2011